

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2017

Benjamin Ampudia
Chief Financial Officer
Grupo TMM, Inc.
Av. de la Cuspide No.4755
Colonia Parques del Pedregal
Delegacion Tlalpan,
Mexico City, C.P. 14010
Mexico

      **Re:    Grupo TMM, Inc.**
              **Form 20-F for Fiscal Year Ended December 31, 2015**
              **Filed May 2, 2016**
              **File No. 333-14194**

Dear Mr. Ampudia:

      We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  /s/ Lyn Shenk

                                  Lyn Shenk
                                  Branch Chief
                                  Office of Transportation and Leisure